Investment Law Group

1230 Peachtree Street NE, Suite 2445

Atlanta, Georgia 30309

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

December  22, 2009

Re:

Acadia Mutual Funds (File Nos. 811-22341 and 333-162629)

Dear Ms. Williams:

This letter responds to comments you provided to Paul C. Dunn in a letter dated November 19, 2009.  Summaries of the comments and our responses thereto, are provided below.

PROSPECTUS

Comment #1: Please delete the final sentence of this section or move it to a section later in the prospectus.

Response #1:

 Comment taken.

Comment #2:

 Please conform the introductory paragraph to the table to the language in Form N-1A, including that these are fees and expenses that you may pay if you buy and hold shares of the Fund.

Response #2:

Comment taken.

Comment #3:

Please delete the word “transaction” from the caption “shareholder transaction fees.”

Response #3:

Comment taken.

Comment #4:

Delete or move outside of the risk/return summary section the first footnote to the table and the second and third sentences of the second footnote.

Response #4:  Comment taken.

Comment #5:

Delete the term “net” from the caption “net total annual fund operating expenses” and also revise the third footnote to briefly describe who can terminate the arrangement and under what circumstances.

Response #5:  As to the first portion of Comment #5, comment has been taken.  In regards to the second portion of Comment #5, Registrant has modified the sentence to indicate that the expense limitation arrangement may be terminated by the Adviser.  The current disclosure indicates however that the Adviser may not terminate the arrangement prior to January 1, 2011.  After January 1, 2011, however, the Adviser may make the determination not to continue with the expense limitation arrangement.  If such a determination is made, Registrant will update its prospectus to reflect this.

Comment #6: Please revise the disclosure under the Example section to conform to the requirements of Item 3 of Form N-1A by deleting all references to reinvestment of dividends and distributions, and representations of actual, past, or future expenses of performance.

Response #6:

Registrant has revised the disclosure under the Example section relating to the representations of actual, past and future expenses of performance.  Registrant has, however, kept the disclosure regarding the assumption of reinvestment of dividends and distributions as Registrant believes it is relevant to understanding the data presented in the Example.

Comment#7:  Please revise the disclosure under the Portfolio Turnover section to conform to the requirements of Item 3 of Form N-1A by deleting the words “and may cause you to be subject to taxes.”  Please also delete the final sentence of the paragraph which gives an estimate of future turnover.

Response # 7:  Comment taken.

Comment #8: The Principal Investment Strategies section appears to be too long and includes excessive detail.  It should be revised to present a concise summary of the information given in response to Item 9 of Form N-1A, including the type or types of securities in which the Fund will invest.  Since the Table of Contents indicates that the Fund presently does not have a response to Item 9, please move much of the disclosure in this section to a later section that meets the requirements of Item 9.

Response #8:  Registrant believes the summary section generally is of appropriate length but will relocate certain disclosure from the Principal Investment Strategies section to a new section in the back of the prospectus entitled “More Information About Fund Investments.”

Comment #9:  The final two paragraphs in the Principal Investment Strategies section discussing changes in the Fund’s investment objective and its temporary defensive position are responses to Item 9 of Form N-1A and should be included with that information.

Response #9:  These sentences have been moved to the section in the back of Registrant’s prospectus entitled “More Information About Fund Investments.”

Comment # 10: Disclosure in the Principal Investment Strategies section states that the Fund may invest up to 35% of its assets in investment grade debt, i.e., securities rated BBB or higher and will not normally invest in securities rated below B.  This disclosure is not clear in regard to the Fund’s intent to invest in junk bonds rated BB and B.  Please clarify the Fund’s investment quality criteria.  If the Fund can invest in junk bonds please include appropriate risk disclosure in the “Principal Risks” section.

Response #10:  Registrant does not intend to invest in junk bonds and has revised the disclosure under the Principal Investment Strategies section to reflect that the Fund will normally not invest in fixed income securities which are rated below BBB by S&P or Baa by Moody’s at the time of purchase or which are in default.

Comment # 11: Please revise the discussion in the Principal Risks section to provide a concise summary of the information and move much of the disclosure to a later section that meets the requirements of Item 9 of Form N-1A.

Response # 11: Registrant does not believe the Principal Risks section is too lengthy.  However, Registrant has moved certain disclosure from that section as well as the Principal Investment Strategies section to the back of the prospectus and has added a new section entitled “More Information About Risk.”

Comment #12: Please delete the parenthetical of the first sentence in the section Purchase and Sale of Fund Shares.

Response 12:  Comment taken.

Comment #13:  Please revise the information under Dividends, Capital Gains, and Taxes to make it clear that the investor still pays taxes in a tax-deferred arrangement, but that taxes are deferred.

Response #13:  Registrant has revised this section as follows:

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement (in such arrangement taxes will be deferred until a later time) such as a 401(k) plan or an individual retirement account.

Comment #14:  Please revise the second sentence under the Payments to Broker-Dealers and Other Financial Intermediaries section to state that the payments “may cause a conflict of interest.”

Response #14:  Comment taken.

Comment #15:  The final paragraph under The Investment Adviser section should be expanded to provide the period covered by the referenced shareholder report.

Response #15:  Registrant has revised this section as follows:

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement will be available for the Fund in its April 30, 2010 Semi-Annual Report to Shareholders.

Comment #16:  Please revise the disclosure in the second full paragraph of the Minimum Investments section to clarify that orders to purchase Fund shares through authorized brokers will be executed at the net asset value next calculated after the authorized broker’s receipt of the purchase order.

Response #16:  Registrant believes that this concept is adequately addressed by the following sentences in this section and, as such, has not made any revisions:

Purchase and redemption orders placed through an intermediary will be deemed to have been received and accepted by the Fund when the intermediary accepts the order.  Customer orders will be priced at the Fund’s NAV next computed after they are accepted by an authorized broker or the broker’s authorized designee.

Comment #17:  Disclosure in the Frequent Trading Policy section states that the Board of Trustees has adopted policies and procedures to curtail frequent or excessive short-term trading.  Please describe these policies and procedures with specificity.

Response #17:  Registrant believes that the policies and procedures have been described in this section.  Generally, as noted, it is the policy of the Fund to curtail frequent or excessive trading.  However, at this time, and as noted under the “Frequent Trading Policy” section, the Fund has not imposed limits on the frequency of purchases and redemptions, nor has it limited the number of exchanges into the Fund.  The Fund also does not currently impose a redemption fee.

Comment #18:  Please delete the statement in the Privacy Policy section that states “not part of this prospectus” or delete the entire section.

Response #18:  Registrant prefers to use the prospectus as the mechanism to satisfy its privacy notice delivery requirements and has included the language “not part of this prospectus” as Registrant believes this is widely recognized industry standard.

STATEMENT OF ADDITIONAL INFORMATION

Comment #1:  Please identify the independent trustees and provide the information required by Item 17(a) of Form N-1A for the Fund’s independent trustees.

Response #1:  At this time Registrant has not convened its first organizational meeting.  After such meeting, the identity of the independent trustees and the information required by Item 17(a) will be added to the Registrant’s registration statement.

Comment #2:  Please revise the penultimate paragraph of the Management of the Trust section to comply with the requirements of Item 17(b)(4) of Form N-1A regarding ownership of Fund shares.

Response #2:  At this time Registrant has not convened its first organizational meeting.  After such meeting, the information on share ownership by Board members will be added to Registrant’s registration statement.

Comment #3:  Disclosure in the Investment Adviser section concerning the portfolio manager states, “The Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, which it believes address the conflicts associated with managing multiple accounts for multiple clients.”  Please provide a description of any material conflicts of interest that may arise in connection with the portfolio manger’s management of the Fund’s investments, and the investments of the other accounts mentioned in this section.  See Item 20(a)(4) of Form N-1A.

Response #3:  Registrant has added the following language to this section:

The management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of each account.   Although the Adviser does not track the time a portfolio manager spends on a single portfolio, it does periodically assess whether a portfolio manager has adequate time and resources to effectively manage all of the accounts for which he is responsible.  Most accounts within a particular investment discipline are managed using the same investment model.  Even where multiple accounts are managed by the same portfolio manager within the same investment discipline, however, the Adviser may take action with respect to one account that may differ from the timing or nature of action taken, with respect to another account.  Accordingly, the performance of each account managed by a portfolio manager will vary.  To the extent that trade orders are aggregated, conflicts may arise when aggregating and/or allocating aggregated trades.  The Adviser may aggregate multiple trade orders for a single security in several accounts into a single trade order, absent specific client directions to the contrary.  When a decision is made to aggregate transactions on behalf of more than one account, the transactions will be allocated to all participating client accounts in a fair and equitable manner.

Comment #4:  The paragraph under the Investment Adviser section should be expanded to indicate whether the performance indicated is pre-or after-tax performance, and to identify any benchmarks used to measure such performance and the length of the period over which the performance is measured.  See Item 20(b) and the instructions thereto.

Response #4:  Registrant has revised the paragraph under the Investment Adviser section to read as follows:

Portfolio manager compensation is comprised of salary and bonus.  With regard to the Fund, Mr. Jacob’s compensation is not linked to any specific factors such as performance, asset level or cash flows but is a fixed annual amount.  With regard to the other accounts Mr. Jacobs manages, he is paid a fixed salary and a share of the performance based fee, if any, which is paid annually.  In addition, Mr. Jacobs owns equity interests in the Adviser and may receive distributions on those equity interests.

Registrant has not submitted and does not expect to submit an exemptive application or a no-action letter request in connection with its registration statement.

Should you have any questions or comments with respect to this letter, please do not hesitate to call Cynthia D. Baughman at 301.330.4624 or Paul C. Dunn at 404.607.6935.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

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the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

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SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

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the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ Cynthia D. Baughman

Cynthia D. Baughman

cc:

Michael Hogue

Eric D. Jacobs

Brent S. Gillett, Esq.